347 Riverside Avenue, Jacksonville, FL 32202 www.fisglobal.com

June 3, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Scott Stringer and Joel Parker

Re:	Fidelity National Information Services, Inc.

Form 10-K for the fiscal Year Ended December 31, 2023

Form 8-K furnished February 26, 2024

File No. 001-16427

Dear Mr. Stringer and Mr. Parker:

This letter sets forth Fidelity National Information Services, Inc.’s (the “Company”) responses to the comment letter, dated May 6, 2024, from the Staff of the Securities and Exchange Commission (the “Commission”) regarding (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and (ii) the Company’s Form 8-K furnished February 26, 2024. For ease of reference, your comment is set forth in bold below, followed by the Company’s response.

Form 8-K furnished February 26, 2024

Constant currency revenue, page 4

1.	Please provide a clear description of the process for calculating the constant currency amounts. Refer to Question 104.06 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

RESPONSE:

In response to the Staff’s comment, the Company will update its disclosure when presenting revenue on a constant currency basis in future earnings releases and similar materials as follows:

Adjusted revenue growth reflects the percentage change in constant currency revenue for the current period as compared to the prior period. Constant currency revenue is calculated by applying prior-period foreign currency exchange rates to current-period revenue. When referring to adjusted revenue growth, revenue from our Corporate and Other segment is excluded.

United States Securities and Exchange Commission

June 3, 2024

Free cash flow, page 9

2.

Please revise the title of your free cash flow measure to adjusted free cash flow or a similar description as your calculation differs from the typical calculation of cash flows from operating activities less capital expenditures. Refer to Question 102.07 of the Non- GAAP Financial Measures Compliance and Disclosure Interpretations.

RESPONSE:

In response to the Staff’s comment, the Company will use the title “adjusted free cash flow” in future earnings releases and similar materials.

Notes to Unaudited—Supplemental GAAP to Non-GAAP Reconciliations for the three months and years ended December 31, 2023 and 2022.

Exhibit H, page 13

3.

We note your adjustment for acquisition, integration and other costs includes “Enterprise transformation, including Future Forward and platform modernization.” Please tell us the nature of these costs, your consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, including why they are not related to normal, recurring, cash operating expenses and explain why this adjustment is deemed “non-operational.”

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has considered the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. The Company’s enterprise transformation costs for 2023 of $335 million (comprised of $312 million from continuing operations and $23 million from discontinued operations) related to (1) our “Future Forward” enterprise transformation announced in the third quarter of 2022 (approximately $227 million), (2) a multi-year platform modernization and development organization transformation program announced in the third quarter of 2021 (approximately $60 million) and (3) a post-pandemic workspace transformation program (approximately $48 million).

The following information is provided to the Staff in response to the Staff’s comment.

United States Securities and Exchange Commission

June 3, 2024

Future Forward

Our Future Forward enterprise transformation is a large-scale, multi-year program designed to fundamentally change how the company behaves and create permanent structural cost savings. Future Forward is part of a broader initiative to radically transform the enterprise and improve our performance. This initiative also included the appointment of a new management team and the evaluation of strategic alternatives for our Worldpay merchant acquiring business, which concluded in the sale of a 55% interest in Worldpay to funds affiliated with GTCR in January 2024. The cost adjustments associated with our Future Forward program represent incremental, non-recurring costs that are not reflective of our operating performance and are primarily related to (1) incremental non-recurring external consulting fees related to the overall program, (2) costs for discrete, non-recurring strategic projects under the program, including incremental third-party professional services fees required to implement certain initiatives and discretionary incremental one-time incentives paid to non-executive officers for successful execution, and (3) one-time transition fees associated with outsourcing certain operations. We expect the Future Forward program to be substantially implemented by the end of 2025, with some remaining non-recurring costs in 2026. Based on the significant, discrete, transformational nature of this program, we do not consider the incremental Future Forward expenses to be normal, recurring cash operating expenses necessary to operate our business.

Platform Modernization and Development Organization Transformation

Our platform modernization and development organization transformation initiative is a generational program designed to (1) accelerate the retirement of over a dozen of our platforms that have been in use for between 20 and 55 years, as we consolidate onto our strategic platforms, (2) transform our networks and migrate applications and enterprise data to strategic, centralized cloud-based platforms, and (3) transform and restructure our product development organization to fundamentally re-engineer the product development process and integrate systems, people, process and data across the broader organization. These discrete, non-recurring strategic projects are transformative in nature and, once complete, are expected to generate significant cost savings over time. This work is expected to be substantially complete by the end of 2025, with a small tail expected to occur in 2026, with the length of the program driven in large part by the complexity of migrating a significant number of customers to the strategic platforms without disrupting our clients’ operations. The costs excluded in our non-GAAP financial measures relate to one-time migration expenses and temporarily duplicative costs from operating redundant platforms during the migration period, in addition to the non-recurring costs associated with our process re-engineering. As such, we do not consider the incremental platform and development organization transformation expenses to be normal, recurring cash operating expenses.

Post-Pandemic Workspace Transformation

Our post-pandemic workspace transformation program involved a broad transformation of our entire real estate portfolio to support more hybrid work, leading to a number of office actions, including closures, right-sizing and reconfigurations. In total, we reduced the number of sites by 60%, including redundant sites from our 2019 Worldpay acquisition, and reconfigured our key sites to accommodate hybrid work arrangements. The workspace transformation program was largely completed in 2023, although we expect to incur additional expenses through the end of non-cancelable lease terms on properties that have been abandoned.

United States Securities and Exchange Commission

June 3, 2024

Finally, in response to the Staff’s comment about our use of the term “non-operational in nature,” which appears in the definitions of Adjusted EBITDA and Adjusted Net Earnings in our press release, that term was intended to mean that those items did not reflect normal, recurring operating expenses. In order to avoid any confusion in future releases, we plan to revise those definitions to read as follows:

“Adjusted EBITDA reflects net earnings (loss) before interest, other income (expense), taxes, and depreciation and amortization, and excludes certain costs ~~and other transactions that management deems non-operational in nature, or that otherwise improve the comparability of operating results across reporting periods by their exclusion~~that do not constitute normal, recurring, cash operating expenses necessary to operate our business. This measure is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their performance. For this reason, adjusted EBITDA, as it relates to our segments, is presented in conformity with Accounting Standards Codification 280, Segment Reporting, and is excluded from the definition of non-GAAP financial measures under the Securities and Exchange Commission’s Regulation G and Item 10(e) of Regulation S-K.

Adjusted net earnings excludes ~~the impact of certain costs and other transactions which management deems non-operational in nature or that otherwise improve the comparability of operating results across reporting periods by their exclusion~~. ~~These include, among others, the impact of acquisition-related purchase accounting amortization which is recurring.~~ the effect of purchase price amortization, as well as certain costs that do not constitute normal, recurring, cash operating expenses necessary to operate our business.”

Consistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and our Company’s non-GAAP policy, the Company does not believe that excluding our enterprise transformation expenses from our non-GAAP performance measures is misleading. Given the nature of the related costs and the significance of the transformations, as well as the expectation for the spending on these discrete and independent initiatives to cease at the end of the respective programs and not recur in the foreseeable future, we believe the costs are not reflective of our future ongoing operations and that their inclusion in our performance measures would adversely affect the comparability of the Company’s operational results between periods and among the Company’s peers.

* * * * * * * *

United States Securities and Exchange Commission

June 3, 2024

In connection with its response to the Staff’s comments, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff. If you have any questions or comments about this letter, please call me at (904) 831-4681.

Very truly yours,

/s/ James Kehoe

James Kehoe Chief Financial Officer Fidelity National Information Services, Inc.

cc:	Robert S. Rachofsky, Willkie Farr & Gallagher LLP
Danielle Scalzo, Willkie Farr & Gallagher LLP